UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2016, 2015 and 2014

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 9 2016, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 8, 2017

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 8, 2017

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2016, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2017, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 8, 2017

[1]	CPA auditor, CA, public accountancy permit No. A121855

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.‘s internal control over financial reporting as at December 31, 2016, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 and our report dated March 8, 2017 expressed an unqualified opinion thereon.

Montreal, Canada March 8, 2017

[1]	CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars, except per share amounts)

	2016	2015	2014
	$	$	$
Revenue	808,801	781,907	812,732
Cost of sales	617,314	613,895	649,099

Gross profit	191,487	168,012	163,633

Selling, general and administrative expenses	102,580	84,072	85,955
Research expenses	10,790	9,459	7,873

	113,370	93,531	93,828

Operating profit before manufacturing facility closures, restructuring and other related charges	78,117	74,481	69,805
Manufacturing facility closures, restructuring and other related charges (Note 4)	2,408	3,666	4,927

Operating profit	75,709	70,815	64,878
Finance costs (income) (Note 3)
Interest	4,398	3,553	4,631
Other expense (income), net	605	(393)	1,528

	5,003	3,160	6,159
Earnings before income tax expense	70,706	67,655	58,719
Income tax expense (Note 5)
Current	8,757	8,185	3,665
Deferred	10,812	2,798	19,238

	19,569	10,983	22,903
Net earnings	51,137	56,672	35,816

Net earnings attributable to:
Company shareholders	51,120	56,672	35,816
Non-controlling interest	17	—	—

	51,137	56,672	35,816

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.87	0.95	0.59
Diluted	0.85	0.93	0.58

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars)

	2016	2015	2014
	$	$	$
Net earnings	51,137	56,672	35,816

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred tax expense (benefit) of $83 in 2016, ($166) in 2015 and nil 2014) (Note 22)	136	(272)	—
Change in cumulative translation adjustments	789	(12,294)	(7,343)

Items that will be reclassified subsequently to net earnings	925	(12,566)	(7,343)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of $(66), ($964) in 2015 and $3,183 in 2014) (Note 18)	201	1,586	(5,023)

Items that will not be reclassified subsequently to net earnings	201	1,586	(5,023)

Other comprehensive income (loss)	1,126	(10,980)	(12,366)

Comprehensive income for the period	52,263	45,692	23,450

Comprehensive income (loss) for the period attributable to:
Company shareholders	52,353	45,692	23,450
Non-controlling interest	(90)	—	—

	52,263	45,692	23,450

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 16)	256,677	843				843
Change in excess tax benefit on exercised stock awards (Note 5)		732	(732)			—
Change in excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Share-based compensation expense (Note 16)			2,482			2,482
Share-based compensation expense credited to capital on options exercised (Note 16)		289	(289)			—
Repurchases of common stock (Note 16)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common shares (Note 16)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816

Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 18)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2015

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 16)	712,500	1,559						1,559
Change in excess tax benefit on exercised stock awards (Note 5)		2,088	(2,088)					—
Change in excess tax benefit on outstanding stock awards (Note 5)			(1,502)					(1,502)
Share-based compensation expense (Note 16)			3,359					3,359
Share-based compensation expense credited to capital on options exercised (Note 16)		746	(746)					—
Deferred Share Units settlement, net of required minimum tax withholding (Note 16)	6,397	65	(218)					(153)
Repurchases of common shares (Note 16)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 16)							(29,743)	(29,743)

	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)

Net earnings							56,672	56,672
Other comprehensive loss
Change in fair value of interest rate swap agreements designated as a cash flow hedges (net of deferred income tax benefit of $166) (Note 22)					(272)	(272)		(272)
Remeasurement of defined benefit liability (net of income tax expense of $964) (Note 18)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)

				(12,294)	(272)	(12,566)	1,586	(10,980)

Comprehensive income for the period				(12,294)	(272)	(12,566)	58,258	45,692

Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2016

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728

Transactions with owners
Exercise of stock options (Note 16)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised stock awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding stock awards (Note 5)			4,302					4,302		4,302
Share-based compensation expense (Note 16)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 16)		595	(595)					—		—
Repurchases of common shares (Note 16)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 16)							(31,694)	(31,694)		(31,694)

	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)

Net earnings							51,120	51,120	17	51,137
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax expense of $83) (Note 22)					136	136		136		136
Remeasurement of defined benefit liability (net of income tax expense of $66) (Note 18)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789

				896	136	1,032	201	1,233	(107)	1,126

Comprehensive income for the period				896	136	1,032	51,321	52,353	(90)	52,263

Recognition of non-controlling interest put option liability (Note 15)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 17)									6,497	6,497

Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars)

	2016	2015	2014
	$	$	$
OPERATING ACTIVITIES
Net earnings	51,137	56,672	35,816
Adjustments to net earnings
Depreciation and amortization	30,978	30,880	26,169
Income tax expense	19,569	10,983	22,903
Interest expense	4,398	3,553	4,631
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	5,204	4,620	284
Impairment of inventories	1,997	760	465
Share-based compensation expense	8,201	3,249	6,185
Pension, post-retirement and other long-term employee benefits	2,913	2,654	4,495
(Gain) loss on foreign exchange	(510)	(1,308)	548
Impairment (reversals of impairment) of assets	226	(5,796)	139
Other adjustments for non cash items	50	(488)	85
Income taxes paid, net	(7,193)	(5,209)	(4,329)
Contributions to defined benefit plans	(1,268)	(1,877)	(2,196)

Cash flows from operating activities before changes in working capital items	115,702	98,693	95,195

Changes in working capital items
Trade receivables	(8,920)	4,605	(4,258)
Inventories	(4,074)	(6,105)	(5,151)
Parts and supplies	(1,053)	(1,747)	(490)
Other current assets	451	5,700	(919)
Accounts payable and accrued liabilities	5,304	3,090	1,746
Provisions	725	(1,968)	787

	(7,567)	3,575	(8,285)

Cash flows from operating activities	108,135	102,268	86,910

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(41,855)	(26,234)	—
Purchases of property, plant and equipment	(49,972)	(34,301)	(40,616)
Proceeds from disposals of property, plant and equipment	70	1,355	4,178
Other investing activities	(92)	(50)	(376)

Cash flows from investing activities	(91,849)	(59,230)	(36,814)

FINANCING ACTIVITIES
Proceeds from borrowings	180,604	191,279	294,022
Repayment of borrowings	(155,630)	(160,473)	(300,643)
Interest paid	(4,739)	(3,740)	(3,755)
Proceeds from exercise of stock options	1,452	1,559	843
Repurchases of common shares	(1,697)	(30,018)	(7,826)
Dividends paid	(31,365)	(29,695)	(24,249)
Other financing activities	(160)	(150)	(2,113)

Cash flows from financing activities	(11,535)	(31,238)	(43,721)

Net increase in cash	4,751	11,800	6,375
Effect of foreign exchange differences on cash	(1,410)	(2,527)	(533)
Cash, beginning of year	17,615	8,342	2,500

Cash, end of year	20,956	17,615	8,342

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2016	December 31, 2015
	$	$
ASSETS

Current assets
Cash	20,956	17,615
Trade receivables	90,122	78,517
Inventories (Note 7)	103,470	100,551
Parts and supplies	16,368	15,265
Other current assets (Note 8)	11,321	8,699

	242,237	220,647
Property, plant and equipment (Note 9)	233,478	198,085
Goodwill (Note 17)	30,841	7,476
Intangible assets (Note 11)	34,050	12,568
Deferred tax assets (Note 5)	36,611	45,308
Other assets (Note 10)	3,380	3,178

Total assets	580,597	487,262

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	100,216	82,226
Provisions, current (Note 15)	3,851	2,209
Borrowings, current (Note 13)	7,604	5,702

	111,671	90,137
Borrowings, non-current (Note 13)	172,221	147,134
Pension, post-retirement and other long-term employee benefits (Note 18)	30,832	29,292
Deferred tax liabilities (Note 5)	9,332	—
Provisions, non-current (Note 14)	2,040	2,942
Other liabilities (Note 15)	11,558	1,029

	337,654	270,534

EQUITY

Capital stock (Note 16)	351,203	347,325
Contributed surplus (Note 16)	29,585	23,298
Deficit	(124,605)	(133,216)
Accumulated other comprehensive loss	(19,647)	(20,679)

Total equity attributable to Company shareholders	236,536	216,728
Non-controlling interest (Note 17)	6,407	—

Total equity	242,943	216,728

Total liabilities and equity	580,597	487,262

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2016

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2016 and 2015, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 8, 2017.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. With the exception of Powerband Industries Private Limited (“Powerband”), at the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

Powerband has a fiscal year end of March 31 due to local legislation. However, for consolidation purposes, the financial information for Powerband is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s subsidiaries as of December 31, 2016 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%
Spuntech Fabrics, Inc.	Holding	Canada	100%
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
RJM Manufacturing, LLC			100%
(d/b/a TaraTape)	Manufacturing	United States	100%
IPG Mauritius Ltd	Holding	Mauritius	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%
Powerband Industries Private Limited	Manufacturing	India	74%

Business Acquisitions

The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Refer to Note 17 for more information regarding business acquisitions.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar, Indian rupee and Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) (“OCI”) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Segment Reporting

The Company operates as a single segment.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Refer to Note 12 for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 18 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Share-based payments

The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 16 for more information regarding share-based payments.

Business acquisitions

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 for more information regarding business acquisitions.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through earnings) are added or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through earnings are recognized immediately in earnings.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments

Financial assets measured at amortized cost	Cash
Trade receivables
Supplier rebates and other receivables (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Borrowings (3)

Financial liabilities measured at fair value through earnings	Non-controlling interest put options

Derivative instruments in designated hedge accounting relationships	Interest rate swap agreements

(1)	Included in other current assets in the consolidated balance sheets

(2)	Excluding employee benefits

(3)	Excluding finance lease liabilities

Financial assets

Financial assets are classified and measured at amortized cost, less any impairment, if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets is impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments;

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Financial liabilities

Financial liabilities are measured at amortized cost using the effective interest method except for financial liabilities at fair value through earnings. All interest related charges for financial liabilities measured at amortized costs are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.

Non-controlling interest put options that are associated with the acquisition of Powerband are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs.

Refer to Note 22 for more information regarding the fair value measurement and classification of these non-controlling interest put options.

Derivative instruments and hedging

The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment. All derivative financial instruments used for hedge accounting are recognized initially at fair value and reported subsequently at fair value in the consolidated balance sheets. To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in other comprehensive income and are included within the reserve for cash flow hedge in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings.

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

The Company entered into interest rate swap agreements designated as cash flow hedges. Refer to Note 22 for more information regarding interest rate swap agreements.

Revenue Recognition

Revenues are generated from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Share-Based Compensation Expense

The Company has adopted an ESOP, a SAR Plan, a PSU Plan and a Deferred Share Unit Plan (“DSU Plan”).

For the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.

Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement.

For the PSU Plan, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recorded on a straight-line basis over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

For the DSU Plan, the expense of Deferred Share Units (“DSUs”) received as a result of a grant is based on the closing price for the common shares of the Company on the TSX on the date of the grant. The expense is recognized immediately. The expense of DSUs received in lieu of cash for directors’ fees is based on the fair value of services rendered. The expense is recognized as earned over the service period.

Refer to Note 16 for more information regarding share-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.

Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NICB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.

Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

DSUs are not contingently issuable shares since the shares are issuable solely after the passage of time. As such, DSUs are treated as outstanding and included in the calculation of weighted average basic common shares.

Performance share units (“PSUs”) are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period. PSUs are treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions have been satisfied as of the reporting period end date.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost which is equivalent to its purchase price or net realizable value based on replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date and adjusted if necessary.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.

Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5
Patents and trademarks	5 to indefinite
Non-compete agreements	3 to 10

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within interest in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark with an indefinite useful life, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.

With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (machinery and equipment), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis.

Pension, Post-Retirement and Other Long-term Employee Benefits

The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are significant. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in equity. When it relates to the latter items, the income tax is recognized in OCI or directly in equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares and remeasurement of defined benefit liability net of income tax expense (benefit).

Non-controlling interest

Non-controlling interest represents the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable. Effects of transactions with the non-controlling interest are recorded in equity if there is no change in control. The Company attributes total comprehensive income or loss of subsidiaries between the shareholders of the Parent Company and the non-controlling interest based on their respective ownership interests.

Share Repurchases

The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

Standards Issued and Not Yet Effective but Adopted Early

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, Management does not expect the new guidance to materially impact the Company’s consolidated financial statements. In 2017, Management plans to finalize its review and determine the method of adoption.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s consolidated financial statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	161,661	149,472	140,098
Termination benefits (Note 15)	1,733	987	2,297
Stock-based compensation expense	8,201	3,249	6,185
Pension, post-retirement and other long-term employee benefit plans (Note 18):
Defined benefit plans	3,002	2,750	4,597
Defined contributions plans	4,631	4,016	3,606

	179,228	160,474	156,783

Finance costs - Interest
Interest on borrowings	4,770	3,737	3,763
Amortization of debt issue costs on borrowings	445	473	1,993
Interest capitalized to property, plant and equipment	(817)	(657)	(1,125)

	4,398	3,553	4,631

Finance costs - Other expense (income) , net Foreign exchange (gain) loss	(518)	(1,287)	541

Other costs, net	1,123	894	987

	605	(393)	1,528

Additional information
Depreciation of property, plant and equipment (Note 9)	29,402	29,857	25,498
Amortization of intangible assets (Note 11)	1,890	1,023	671
Impairment (reversal of impairment) of assets (Note 12)	7,062	(380)	525

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2016 under the caption manufacturing facility closures, restructuring and other related charges:

	2016
	TaraTape Closure	South Carolina Flood	Other projects	Total
	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	2,528	620	(130)	3,018
Impairment of intangibles	379	—	—	379
Equipment relocation	—	—	711	711
Revaluation and impairment of inventories	725	695	—	1,420
Termination benefits and other labor related costs	1,071	64	630	1,765
Restoration and idle facility costs	1,008	2,656	123	3,787
Insurance proceeds	—	(9,793)	—	(9,793)
Professional fees	67	875	—	942
Other costs	179	—	—	179

	5,957	(4,883)	1,334	2,408

	2015			2014
	South Carolina Flood	Other projects	Total	South Carolina Project	Other projects	Total
	$	$	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	923	64	987	(481)	226	(255)
Impairment (reversal of impairment)
of parts and supplies	11	(56)	(45)	—	77	77
Equipment relocation	—	190	190	2,062	462	2,524
Revaluation and impairment of inventories	3,614	110	3,724	42	54	96
Termination benefits and other labor related costs	88	1,294	1,382	1,559	271	1,830
Restoration and idle facility costs	1,465	218	1,683	—	632	632
Insurance proceeds	(5,000)	—	(5,000)	—	—	—
Professional fees	273	—	273	18	3	21
Other costs	157	315	472	—	2	2

	1,531	2,135	3,666	3,200	1,727	4,927

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). In order to accommodate the related production volume, the Company has leveraged production capacity, and will continue to do so, in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities.

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Losses incurred as a result of the South Carolina Flood include real and personal property damage, business interruption losses (including, but not limited to, lost sales and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process. On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds) in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million is included in accounts payable and accrued liabilities in the consolidated balance sheet as of December 31, 2016 and will be recognized as a benefit to gross profit in the first quarter of 2017.

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment (“South Carolina Project”). The incremental costs of relocating the Columbia, South Carolina manufacturing facility are included in the table above under Other projects for 2016 and 2015.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2015), and consolidate its shrink film production from Truro, Nova Scotia to Tremonton, Utah, as well as other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility were transferred to the Company’s Carbondale, Illinois facility. The incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives are set out in the table above under Other projects.

As of December 31, 2016, $3.7 million is included in provisions ($3.0 million in 2015) and $0.5 million in accounts payable and accrued liabilities ($1.6 million in 2015) for restructuring provisions. See Note 14 for more information on provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	%	%	%
Combined Canadian federal and provincial income tax rate	29.5	29.5	28.5
Foreign earnings/losses taxed at higher income tax rates	6.6	5.8	9.7
Foreign earnings/losses taxed at lower income tax rates	(0.7)	(1.0)	(0.1)
Legal entity reorganization	—	(0.0)	5.6
Change in statutory rates	0.4	(1.6)	(0.2)
Prior period adjustments	0.0	(3.1)	0.1
Nondeductible expenses	0.7	0.7	1.7
Impact of other differences	(2.7)	(1.1)	(0.0)
Nontaxable dividend	(6.9)	(7.6)	(1.6)
Change in derecognition of deferred tax assets	0.8	(5.4)	(4.7)

Effective income tax rate	27.7	16.2	39.0

The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	$	$	$
Current income tax expense	8,757	8,185	3,665

Deferred tax expense (benefit)
Derecognition (recognition) of US deferred tax assets	175	(113)	114
US temporary differences	10,818	7,794	19,411
Derecognition (recognition) of Canadian deferred tax assets	330	(3,847)	(2,872)
Canadian temporary differences	(352)	(1,095)	2,579
Temporary differences in other jurisdictions	(159)	59	6

Total deferred income tax expense	10,812	2,798	19,238

Total tax expense for the year	19,569	10,983	22,903

The amount of income taxes relating to components of other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2016 are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136

	486	(149)	337

For the year ended December 31, 2015
Deferred tax expense on remeasurement of defined benefit liability	2,550	(964)	1,586
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(438)	166	(272)

	2,112	(798)	1,314

For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

The amount of recognized deferred tax assets and liabilities are outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2016
Tax credits, losses, carryforwards and other tax deductions	15,689	—	15,689
Property, plant and equipment	18,125	(30,078)	(11,953)
Pension and other post-retirement benefits	11,467	—	11,467
Stock-based payments	8,749	—	8,749
Accounts payable and accrued liabilities	6,893	—	6,893
Goodwill and other intangibles	3,658	(9,885)	(6,227)
Trade and other receivables	353	—	353
Inventories	2,871	—	2,871
Other	539	(1,102)	(563)

Deferred tax assets and liabilities	68,344	(41,065)	27,279

Presented in the consolidated balance sheets as:

December 31, 2016
$
Deferred tax assets	36,611
Deferred tax liabilities	(9,332)

27,279

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2015
Tax credits, losses, carryforwards and other tax deductions	20,319	—	20,319
Property, plant and equipment	16,801	(17,851)	(1,050)
Pension and other post-retirement benefits	10,838	—	10,838
Stock-based payments	6,409	—	6,409
Accounts payable and accrued liabilities	4,453	—	4,453
Goodwill and other intangibles	3,464	(2,118)	1,346
Trade and other receivables	1,698	—	1,698
Inventories	1,682	—	1,682
Other	583	(970)	(387)

Deferred tax assets and liabilities	66,247	(20,939)	45,308

Nature of evidence supporting recognition of deferred tax assets

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2016, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it is appropriate to maintain the same position for the year ended December 31, 2016 as taken for the year ended December 31, 2015 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2016. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2015, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. Management also determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections.    Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that was previously derecognized. With respect to the Entity, management determined it appropriate to maintain the same position for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following tables outline the changes in the deferred tax assets and liabilities during the period:

	Balance January 1, 2015	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2015
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	30,442	(10,123)	—	—	—	20,319
Property, plant and equipment	17,969	(1,168)	—	—	—	16,801
Pension and other post-retirement benefits	11,641	334	—	(1,137)	—	10,838
Stock-based payments	9,560	439	(3,590)	—	—	6,409
Accounts payable and accrued liabilities	3,937	472	—	—	44	4,453
Goodwill and other intangibles	4,896	(1,432)	—	—	—	3,464
Trade and other receivables	—	1,695	—	—	3	1,698
Inventories	1,501	157	—	—	24	1,682
Other	898	(485)	—	166	4	583

	80,844	(10,111)	(3,590)	(971)	75	66,247

Deferred tax liabilities
Property, plant and equipment	(19,792)	2,455	—	—	(514)	(17,851)
Other	(974)	4	—	—	—	(970)
Goodwill and other intangibles	—	645	—	—	(2,763)	(2,118)

	(20,766)	3,104	—	—	(3,277)	(20,939)

Deferred tax assets and liabilities	60,078	(7,007)	(3,590)	(971)	(3,202)	45,308

Impact due to foreign exchange rates		4,209	—	173

Total recognized		(2,798)	(3,590)	(798)

	Balance January 1, 2016	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2016
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	20,319	(4,630)	—	—	—	15,689
Property, plant and equipment	16,801	1,324	—	—	—	18,125
Pension and other post-retirement benefits	10,838	707	—	(78)	—	11,467
Stock-based payments	6,409	731	1,609	—	—	8,749
Accounts payable and accrued liabilities	4,453	2,420	—	—	20	6,893
Goodwill and other intangibles	3,464	194	—	—	—	3,658
Trade and other receivables	1,698	(1,345)	—	—	—	353
Inventories	1,682	1,189	—	—	—	2,871
Other	583	39	—	(83)	—	539

	66,247	629	1,609	(161)	20	68,344
Deferred tax liabilities
Property, plant and equipment	(17,851)	(10,791)	—	—	(1,436)	(30,078)
Other	(970)	(132)	—	—	—	(1,102)
Goodwill and other intangibles	(2,118)	551	—	—	(8,318)	(9,885)

	(20,939)	(10,372)	—	—	(9,754)	(41,065)

Deferred tax assets and liabilities	45,308	(9,743)	1,609	(161)	(9,734)	27,279

Impact due to foreign exchange rates		(1,069)	—	12

Total recognized		(10,812)	1,609	(149)

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2016	December 31, 2015
	$	$
Tax losses, carryforwards and other tax deductions	22,015	22,002

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2016	2015
	$	$
2018	633	612
2019	1,191	1,152
2020	526	508
2021	199	192
2022	453	438
2023	224	217
2024	211	204
2025	357	345
2026	273	264
2027	249	241
2028	290	280
2029	231	223
2030	210	203
2031	308	297
2032	185	179
2033	226	219
2034	200	194
2035	533	180
2036	257	—

Total tax credits derecognized	6,756	5,948

The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2016:

	DTA is recognized		DTA is not recognized
	Federal	Provincial	Federal	Provincial
	$	$	$	$
2029	—	—	880	880
2030	—	—	2,423	2,423
2031	2,792	2,791	1,527	1,527
2032	2,932	2,932	—	—

	5,724	5,723	4,830	4,830

In addition, the Company has (i) state losses of $118.6 million (with expiration dates ranging from 2018 to 2032) for which a tax benefit of $3.3 million has been recognized; (ii) state losses of $77.1 million (with expiration dates ranging from 2017 to 2028) for which a tax benefit of $2.7 million has not been recognized; and (iii) $15.0 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for the years ended:

	December 31, 2016	December 31, 2015	December 31, 2014
Basic	58,727,751	59,690,968	60,718,776
Effect of stock options	473,446	808,928	1,214,925
Effect of PSUs	1,168,030	610,737	127,222

Diluted	60,369,227	61,110,633	62,060,923

Additional items included or excluded in the diluted earnings per share calculations for the years ended:

	December 31, 2016	December 31, 2015	December 31, 2014
Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	—	32,500
The effect of PSUs included in diluted earnings per share calculations	892,077	498,040	152,500

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Raw materials	28,099	27,570
Work in process	18,635	18,640
Finished goods	56,736	54,341

	103,470	100,551

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings during the years ended December 31, 2016 and 2015 as follows:

	2016	2015
	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	1,420	3,724
Recorded in cost of sales	2,019	750

	3,439	4,474

There were no reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings during the years ended December 31, 2016 and 2015. Refer to Note 12 for information regarding impairments of inventories.

	December 31, 2016	December 31, 2015	December 31, 2014
	$	$	$
The amount of inventories recognized in earnings as an expense during the period:	575,473	569,374	603,533

8 - OTHER CURRENT ASSETS

Other current assets are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Income taxes receivable and prepaid	2,647	1,374
Sales and other taxes receivable and credits	1,257	1,283
Prepaid expenses	5,260	4,449
Supplier rebates receivable	1,908	727
Other	249	866

	11,321	8,699

9 - PROPERTY, PLANT AND EQUIPMENT

The following tables outline the changes to property, plant and equipment during the period:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Additions – separately acquired	—	—	—	—	—	33,600	33,600
Additions through business acquisitions	—	1,130	4,456	46	87	13	5,732
Assets placed into service	—	927	38,334	5,552	29	(44,842)	—
Disposals	—	(1,561)	(3,469)	(61)	(101)	—	(5,192)
Foreign exchange and other	(101)	(2,689)	(16,027)	(1,249)	71	(262)	(20,257)

Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Accumulated depreciation and impairments
Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675
Depreciation	—	4,159	23,271	2,308	119	—	29,857
Impairments	—	578	1,197	—	—	—	1,775
Impairment reversals	(86)	(807)	(5,690)	(1)	—	—	(6,584)
Disposals	—	(1,226)	(3,296)	(61)	(65)	—	(4,648)
Foreign exchange and other	—	(2,111)	(13,010)	(1,206)	(129)	—	(16,456)

Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619

Net carrying amount as of December 31, 2015	2,754	27,630	118,595	7,742	624	40,740	198,085

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Additions – separately acquired	—	—	—	—	—	58,679	58,679
Additions through business acquisitions	2,583	1,908	5,083	21	46	9	9,650
Assets placed into service	250	6,570	47,603	815	122	(55,360)	—
Disposals	—	(534)	(20,124)	(23,439)	(352)	—	(44,449)
Foreign exchange and other	(66)	225	1,608	219	—	(75)	1,911

Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Accumulated depreciation and impairments
Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619
Depreciation	—	4,209	22,802	2,235	156	—	29,402
Impairments	—	—	4,024	133	32	86	4,275
Impairment reversals	—	—	(1,031)	—	—	—	(1,031)
Disposals	—	(529)	(19,927)	(23,408)	(345)	—	(44,209)
Foreign exchange and other	—	246	1,504	215	(4)	—	1,961

Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017

Net carrying amount as of December 31, 2016	5,521	31,873	145,393	6,183	601	43,907	233,478

During the year ended December 31, 2016 the loss on disposals amounted to $0.1 million ($0.8 million gain on disposals in 2015 and $0.1 million loss on disposals in 2014).

Included in property, plant and equipment are assets under finance leases with the following carrying amounts as follows for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Buildings	2,429	2,898
Manufacturing equipment	20,995	22,623
Computer equipment and software	—	42

	23,424	25,563

Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2016	December 31, 2015
Interest capitalized to property, plant and equipment	$817	$657
Weighted average capitalization rates	2.64%	2.12%
Commitments to purchase machinery and equipment	$32,375	$20,877

10 - OTHER ASSETS

Other assets are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Cash surrender value of officers’ life insurance	339	316
Prepaid software licensing	1,172	1,232
Deposits	214	339
Corporate owned life insurance held in grantor trust	1,629	1,265
Other	26	26

	3,380	3,178

11 - INTANGIBLE ASSETS

The follow tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	—	—	7,810
Additions – separately acquired	—	—	—	—	174	—	—	174
Additions through business acquisitions	—	—	—	9,438	—	2,215	198	11,851
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(515)	(199)	—	—	—	—	—	(714)

Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Accumulated amortization and impairments
Balance as of December 31, 2014	3,033	1,177	910	554	555	—	—	6,229
Amortization	28	20	143	553	210	19	50	1,023
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(500)	(199)	—	—	—	—	—	(699)

Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704

Net carrying amount as of December 31, 2015	46	3	98	9,142	935	2,196	148	12,568

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Additions – separately acquired	—	—	—	—	83	—	—	83
Additions through business acquisitions		—	—	16,213	—	—	7,822	24,035
Net foreign exchange differences	90	36	—	(256)	—	1	(124)	(253)

Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Accumulated amortization and impairments
Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704
Amortization	29	4	6	1,189	251	120	291	1,890
Impairments	—	—	—	—	—	379	—	379
Net foreign exchange differences	88	35	—	—	—	(9)	—	114

Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087

Net carrying amount as of December 31, 2016	19	—	92	23,910	767	1,707	7,555	34,050

(1)	Includes a trademark of $1.7 million not subject to amortization.

12 - IMPAIRMENT OF ASSETS

CGU Determination and Indicators of Impairment

In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year; the expected costs, timeline, and future benefits expected from major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company determined there was a change in its CGUs in 2016, and that the Tapes and Films CGU is now comprised of the Company’s tape and film manufacturing locations in the United States, including Better Packages and TaraTape, as well as Powerband, the recently acquired manufacturing site located in Daman, India (see Note 17 for further discussion of acquisitions). The change occurred due to integration activities that occurred between Better Packages and TaraTape, and the Company’s legacy locations in the United States, as well as immediate synergies and cash flow interdependencies created by the Powerband Acquisition and the Company’s existing operations within the United States. The Company’s other CGUs, including Engineered Coated Products (which currently is comprised of its Canadian operations that produce these products) and Fibope (the Company’s operating site in Portugal) were not affected by these changes.

There were no indicators of impairment for the CGUs. Due to the changes in the asset base and expected future cash flows of the newly defined Tapes and Films CGU, however, the Company conducted an impairment test, as discussed further below, which resulted in no impairment being recognized. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below which primarily relate to manufacturing facility closures, restructuring and other related charges. The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2016, this analysis resulted in no impairment reversals.

Impairment Testing

All of the Company’s carrying amount of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2016 relate to the Tapes and Films CGU. The Company performed the required annual impairment test for this CGU in the fourth quarter of 2016 as discussed above. The impairment test for the CGU was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the CGU is outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the CGU to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Details of the impairment tests performed are outlined below:

Carrying amount allocated to the CGU
Goodwill	$30,841
Intangible assets with indefinite useful lives	$1,700
Results of test performed as of December 31, 2016:
Recoverable amount	$848,632
Annual revenue growth rates (1)	8.6% in 2017, 2.5% thereafter
Discount rate (2)	10.0%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	38.0%

Sensitivity analysis performed using reasonably possible changes in key assumptions above:

Revenue growth rates	8.6% in 2017, 0% thereafter
Discount rate	12.0%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of	1.0%
Income tax rate	43.0%

There was no impairment resulting from changing the individual assumptions above.

Revenue and other future assumptions used in this model were prepared in accordance with IAS 36 – Impairment of Assets and, as such, do not include the benefit from obtaining or the incremental costs to obtain growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

(1)	Annual revenue growth rates are for each year in the five-year period beginning in 2017, and are based on projections presented to management and the Board of Directors which assume that the Company’s revenue will grow consistent with United States gross domestic product projections, after taking into account a full year of benefit from the Powerband Acquisition in 2017 which causes the larger increase for that year. The revenue growth rates for the period are consistent with recent history of sales volumes within the CGU as well as the Company’s expectations for its sales to at least match gross domestic product growth.

(2)	The discount rate used is the estimated weighted average cost of capital for the CGU.

(3)	Cash flows beyond the five-year period have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the CGU’s business.

(4)	The income tax rate represents an estimated statutory federal and state tax rate.

Impairments

Impairments (reversals of impairments) recognized during the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	1,420	—	3,724	—
Parts and supplies	—	—	15	(60)
Property, plant and equipment
Buildings	—	—	578	—
Manufacturing equipment	4,017	(1,031)	1,156	(747)
Furniture, office equipment and other	32	—	—	—
Intangibles	379	—	—	—

	5,848	(1,031)	5,473	(807)

Cost of sales
Inventories	2,019	—	750	—
Property, plant and equipment
Land	—	—	—	(86)
Buildings	—	—	—	(807)
Manufacturing equipment	7	—	41	(4,944)
Computer equipment and software	133	—	—	—
Construction in progress	86	—	—	—

	2,245	—	791	(5,837)

Total	8,093	(1,031)	6,264	(6,644)

The assets impaired are substantially related to the manufacturing facility closures and the South Carolina Flood as discussed in Note 4. Also included are provisions primarily for slow-moving and obsolete inventory.

As of December 31, 2016, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the TaraTape Closure is $1.2 million. The net book value includes the effects of ongoing depreciation of the assets continuing to be used in production operations which ceased December 31, 2016. The fair value of the recoverable amount of the assets at the impairment dates were determined based on the Company’s plans and intent to transfer, use or any other value that could be attributed to the assets.

As of December 31, 2016 and 2015, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the South Carolina Flood was nil and $0.6 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals; quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets; and estimated costs to repair the assets damaged by the South Carolina Flood.

The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

The impairment reversals recorded in 2015 relate to improved actual and projected positive cash flows associated with the Company’s shrink film assets in Tremonton, Utah due to the consolidation of shrink film production to that facility in 2012 and 2013, as well as improvements in the related manufacturing processes.

13 - BORROWINGS

Borrowings are comprised of the following for the years ended:

	December 31, 2016
	Maturity	Weighted Average Effective Interest rate	$
Revolving Credit Facility (a) (1)	November 2019	2.90%	159,608
Finance lease liabilities (b)	Various until June 2022	3.23%	14,265
Forgivable government loan (c) (2)	January 2024	1.25%	3,276
Mortgage and other loans (d)	Various until October 2024	7.44%	2,676

			179,825
Less: current borrowings			7,604

			172,221

	December 31, 2015
	Maturity	Weighted Average Effective Interest rate	$
Revolving Credit Facility (a) (1)	November 2019	2.54%	131,684
Finance lease liabilities (b)	Various until June 2022	3.18%	19,971
Forgivable government loan (c) (2)	January 2024	1.25%	1,124
Mortgage and other loans (d)	Various until October 2024	0.00%	57

			152,836
Less: current borrowings			5,702

			147,134

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million and $1.7 million as of December 31, 2016 and 2015, respectively.
(2)	The forgivable government loan is shown net of imputed interest amounting to $0.2 million and $0.1 million as of December 31, 2016 and 2015, respectively.

Repayments of borrowings are due as follows:

	Finance lease liabilities	Other long-term borrowings
	$	$
2017	6,078	1,917
2018	4,788	264
2019	986	161,734
2020	424	829
2021	364	831
Thereafter	2,639	1,564

Total payments	15,279	167,139
Interest expense included in minimum lease payments	1,014	—

Total	14,265	167,139

(a)	Revolving Credit Facility

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR (London Interbank Offered Rates), or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 basis points as of December 31, 2016 and 2015). Revolving credit loans denominated in the alternative currency of Canadian dollars bear interest primarily at the CDOR (Canadian Dollar Offer Rate) plus the applicable margin mentioned above and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three-month interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150 million, which enables the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.

As of December 31, 2016, the Revolving Credit Facility’s outstanding balance amounted to $162.8 million, which consisted of $161.0 million of borrowed funds ($159.6 million, net of $1.4 million in unamortized debt issue costs) and $1.8 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2016 amounted to $137.2 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries, excluding Powerband.

As of December 31, 2016, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million (as discussed in the next paragraph this covenant was amended in January 2017). Any portion of the allowable $50 million related to capital expenditures which is not expended in the current year may be carried over for expenditure in the following year, but may not be carried over to any additional subsequent years thereafter (as such, the allowable capital expenditures were $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditures amounts from the prior year). The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.53, 7.34 and $49.9 million, respectively, as of December 31, 2016. A default under the Revolving Credit Facility is deemed a default under the equipment finance agreement referred to below.

In January 2017, the Company’s Revolving Credit Facility was in part amended to increase the limit of allowable capital expenditures in any fiscal year from 2017 onwards to $100 million and amounts not expended in the year are no longer able to be carried over to the next year.

(b)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments ranging from $127 to $263,450, including interest, for both 2016 and 2015. In addition, a $2.5 million lump sum payment is due in June 2022, under one of the lease liabilities. The finance lease liabilities are secured by the assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Monthly Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The schedules are secured by the equipment with a net book value of $20.6 million as of December 31, 2016 ($21.9 million in 2015).

(c)	Forgivable government loans

In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE (AICEP), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan totalled $3.3 million (€ 3.1 million) as of December 31, 2016 and $1.2 million (€ 1.1 million) as of December 31, 2015. The difference between the gross proceeds and the fair value of the loan is the benefit derived from the interest-free loan and is recognized as deferred income in the balance sheet in the caption other liabilities in the amount of $0.2 million and $0.1 million as of December 31, 2016 and 2015, respectively. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount. Interest expense of less than $0.1 million was recognized on this loan in 2016.

(d)	Mortgage and other loans

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for up to $8.2 million (€ 7.8 million) for the purpose of financing a capital expansion project. As of December 31, 2016, $0.7 million (€ 0.7 million) of the short-term credit line was utilized. Accordingly, the unused availability as of December 31, 2016 amounted to $7.5 million (€ 7.1 million). No amounts were outstanding as of December 31, 2015. The credit lines bear interest at the rate of 6 month EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2016 and 2015). The effective interest rate was 1.25% and 1.21% as of December 31, 2016 and 2015, respectively. The short-term credit line matures in September 2017 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October 2017 and matures in April 2022, with interest billed in arrears and due bi-annually beginning in April 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

In September 2016, the Company acquired 74% of the issued and outstanding shares in Powerband (refer to Note 17 for more information regarding the acquisition). The partially owned subsidiary maintains a cash flow loan facility which matures July 2017 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium (60 basis points as of December 31, 2016). The overall facility limit is $2.3 million (INR 155 million) of which $0.9 million (INR 59 million) was used as of December 31, 2016. Accordingly, the unused availability as of December 31, 2016 amounted to $1.4 million (INR 96 million). The partially owned subsidiary also maintains two term loans. One term loan is repayable in equal semi-annual installments and matures in November 2017. The loan bears interest at a rate based on the 3 month LIBOR plus a premium (250 basis points as of December 31, 2016). The loan totalled $0.2 million (INR 14.5 million) as of December 31, 2016. The second term loan is repayable in 60 equal monthly installments and matures in December 2021. The loan has a fixed interest rate of 10.61%. The second term loan totalled $0.9 million (INR 62 million) as of December 31, 2016.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental and restoration obligations, litigation and termination benefits and other provisions.

The reconciliation of the Company’s provisions is as follows:

		Environmental	Restoration	Termination benefits and other	Total
		$	$	$	$
Balance, December 31, 2014		2,518	917	2,875	6,310
Additional provisions		—	1,026	1,397	2,423
Amounts used		(12)	—	(3,040)	(3,052)
Amounts reversed		—	—	(439)	(439)
Net foreign exchange differences		—	(71)	(20)	(91)

Balance, December 31, 2015		2,506	1,872	773	5,151

Amount presented as current		1,473	50	686	2,209
Amount presented as non-current		1,033	1,822	87	2,942

Balance, December 31, 2015		2,506	1,872	773	5,151

	Litigation	Environmental	Restoration	Termination benefits and other	Total
		$	$	$	$
Balance, December 31, 2015	180	2,506	1,872	593	5,151
Additional provisions	1,903	—	50	1,789	3,742
Amounts used	(1,940)	—	(47)	(1,002)	(2,989)
Amounts reversed	—	—	(28)	—	(28)
Net foreign exchange differences	—	—	12	3	15

Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Amount presented as current	143	1,473	942	1,293	3,851
Amount presented as non-current	—	1,033	917	90	2,040

Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

The environmental provision pertains to the South Carolina Project.

The restoration provision pertains to leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

As a result of the TaraTape and Better Packages acquisitions in 2015, the Company recorded additional restoration provisions associated with these leased facilities totalling $0.9 million.

The termination benefits and other provisions relate primarily to the TaraTape Closure and the South Carolina Project termination benefits and other labour related costs. The accelerated closure of the Columbia, South Carolina facility as a result of the South Carolina Flood had minimal impact on the timing of payouts associated with termination benefits. See Note 4 for more information.

On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. As of December 31, 2015, the Company was not able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability was recorded for these allegations and claims as of December 31, 2015. In addition, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million for full and complete settlement of all matters between the parties with respect to the litigation.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2016.

As of December 31, 2016 and 2015:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

15 - OTHER LIABILITIES

Other liabilities are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Non-controlling interest put options	10,020	—
Deferred rent, income taxes and utility credits	641	418
Interest rate swap agreements	219	438
Deferred employee compensation and other	678	173

	11,558	1,029

In connection with the Powerband Acquisition, the Company entered into a shareholders’ agreement that contains put options, which provide a single non-controlling interest shareholder with the right to require the Company to purchase its retained interest at a variable purchase price. The purchase price is the greater of the amount determined using a valuation method defined in the agreement or a fair market valuation performed by an independent and qualified expert. Execution of this agreement resulted in the immediate recognition of $10,181 in present obligations recorded in other liabilities, and a corresponding reduction of equity on the consolidated balance sheet as of September 16, 2016. Put options relating to 50% of the other shareholder’s shares are exercisable at any time after three years from the closing date of the acquisition (which is September 16, 2019), and put options relating to the remaining 50% of the other shareholder’s shares are exercisable at any time after five years from the closing date (which is September 16, 2021).

Refer to Note 22 for more information regarding the fair value of the non-controlling interest put options and interest rate swap agreements and Note 17 for additional information on acquisitions.

16 - CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2016 and 2015, were 59,060,335 and 58,667,535, respectively.

Dividends

Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2016:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
February 6, 2014	March 31, 2014	$0.08	March 19, 2014	60,776,649	$4,875
May 7, 2014	June 30, 2014	$0.08	June 17, 2014	60,951,976	$4,927
August 5, 2014	September 30, 2014	$0.12	September 15, 2014	60,423,976	$7,196
November 4, 2015	December 31, 2014	$0.12	December 15, 2014	60,436,476	$7,251
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7,303
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7,154
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7,706
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7,532
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share repurchase

The Company entered into an NCIB to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed July 10, 2015 and amended November 11, 2015, to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of December 31, 2016 and March 8, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

Information regarding share repurchases is presented in the table below:

	December 31,
	2016		2015
Common shares repurchased		147,200		2,487,188
Average price per common share including commissions	CDN$	15.77	CDN$	15.52

	December 31,
	2016		2015
	$		$
Carrying value of the common shares repurchased		862		14,973
Share repurchase premium (1)		835		15,011

Total purchase price including commissions		1,697		29,984

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options

Under the Company’s ESOP, stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP is equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than 10 years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. The ESOP provides that such stock options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The stock options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows:

	2016		2015		2014
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	8.78	1,617,500	7.01	2,360,000	5.52	2,264,177
Granted	—	—	—	—	12.51	492,500
Exercised	3.56	(540,000)	2.79	(712,500)	3.60	(256,677)
Forfeited	12.35	(16,250)	12.30	(30,000)	8.38	(140,000)

Balance, end of year	11.38	1,061,250	8.78	1,617,500	7.01	2,360,000

The weighted average fair value per stock option granted in 2014 was $3.12 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014
Expected life		5.6 years
Expected volatility(1)		38%
Risk-free interest rate		1.75%
Expected dividends		2.83%
Stock price at grant date	CDN$	12.51
Exercise price of awards	CDN$	12.51
Foreign exchange rate USD to CDN		1.1070

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2016
Range of exercise prices
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20

	1,061,250	4.18	11.38	692,500	10.84

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2015
Range of exercise prices $1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25

	1,617,500	4.90	8.78	950,625	6.27

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2014
Range of exercise prices $1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive (prior to the amendments discussed below and in Note 23) the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price (“VWAP”) of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. As a result, the Company had no obligation to settle the PSUs in cash as of December 31, 2016 and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016. See Note 23 for a discussion of amendments to the PSU Plan approved on February 17, 2017.

Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the year ended December 31, 2016, and was included in earnings in selling, general and administrative expense.

The following table summarizes information about PSUs:

	2016		2015		2014
	Weighted average fair value	Number of PSUs	Weighted average fair value	Number of PSUs	Weighted average fair value	Number of PSUs
Balance, beginning of year	12.99	498,040	11.38	152,500	—	—
Granted	13.85	422,733	13.64	363,600	11.38	152,500
Forfeited	12.80	(28,696)	12.54	(18,060)	—	—

Balance, end of year	13.41	892,077	12.99	498,040	11.38	152,500

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	2016		2015		2014
Expected life		3 years		3 years		3 years
Expected volatility(1)		36%		35%		38%
Risk-free interest rate		1.09%		1.07%		0.91%
Expected dividends(2)		0.00%		0.00%		0.00%
Performance period starting price(3)	CDN$	18.89	CDN$	17.86	CDN$	12.74
Stock price at grant date	CDN$	18.90	CDN$	17.53	CDN$	12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	There is no impact from expected future dividends in the Monte Carlo simulation model as a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to (a) the number of shares issued or delivered to the participant or, in the event of cash settlement, an amount equal to the number of shares that would otherwise have been issued or delivered to the participant, multiplied by (b) the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As of December 31, 2016, the Company accrued in the consolidated balance sheets in accounts payable and accrued liabilities $0.2 million (nil as of December 31, 2015) for payments expected in the next twelve months and $0.3 million ($0.1 million as of December 31, 2015) in other liabilities for payments expected after twelve months.
(3)	The performance period starting price is measured as the five-day VWAP for the common shares of the Company on the TSX on the grant date.

PSUs are expensed on a straight-line basis over their vesting period. The PSUs are normally earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability.

The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2016, the Company’s TSR ranking was such that if all PSUs outstanding were to be settled as of December 31, 2016, the number of shares earned would be 150% of the grants awarded.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. A DSU, as defined by the DSU Plan, represents the right of a participant to receive (prior to the amendments discussed in Note 23) a common share of the Company. Under the DSU Plan, each non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the VWAP of the Company’s common shares on the TSX for the five trading days in an open period preceding the date of grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

The following table summarizes information about DSUs for the two-year period ended December 31, 2016:

	2016	2015
DSUs granted	52,665	46,142
Weighted average fair value per DSU granted	$16.76	$15.09
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$143	$134

DSUs outstanding	119,248	66,583
Weighted average fair value per DSU outstanding	$15.04	$13.61

Shares issued upon DSU settlement: DSUs settled	—	16,460
Less: shares withheld for required minimum tax withholding	—	(10,063)

Shares issued	—	6,397

Stock Appreciation Rights

The SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise.    SARs can be settled only in cash and expire no later than 10 years after the date of the grant. The award agreements provide that SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

On February 3, 2016, the Board of Directors amended the SAR Plan by adding a provision that the base price of each SAR is confirmed in writing to the participant at the time of grant and once so confirmed, may not be changed and, on March 18, 2016, further amended the SARs Plan by adding a provision that once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted.

The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

The following table summarizes information regarding SARs outstanding as of December 31:

	2016	2015
SARs outstanding	160,750	582,952
Weighted average fair value per SARs outstanding	$12.37	$7.08
Outstanding amounts recorded in the consolidated balance sheets in accounts payable and accrued liabilities	$1,989	$4,014
Aggregate intrinsic value of outstanding vested awards	$2,110	$2,857

The weighted average fair value per SAR outstanding was estimated, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions as of December 31:

	2016		2015
Expected life		1.5 years		2.4 years
Expected volatility(1)		35%		35%
Risk-free interest rate		0.74%		0.59%
Expected dividends		2.99%		3.86%
Stock price at grant date	CDN$	7.56	CDN$	7.56
Base price of awards	CDN$	7.56	CDN$	7.56
Stock price	CDN$	25.18	CDN$	18.69
Foreign exchange rate US to CDN		1.3426		1.3887

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information regarding SARs activity for three-year period ended December 31, 2016:

	2016		2015		2014
SARs exercised		422,202		52,500		400,453
Base price	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments on exercise		$4,017		$462		$673
Amount accrued for exercised but not yet paid (1)		$532		—		$2,958
SARs forfeited		—		10,000		123,750
Expense (income) recorded in earnings in selling, general and administrative expenses		$2,521		($216)		$3,699

(1)	Recorded in accounts payable and accrued liabilities in the consolidated balance sheets.

Change in Contributed Surplus

The activity for the three-year period ended December 31, 2016 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2016	2015	2014
	$	$	$
Change in excess tax benefit on exercised stock awards	(2,693)	(2,088)	(732)

Change in excess tax benefit on outstanding stock awards	4,302	(1,502)	2,535

Share-based compensation expense credited to capital on options exercised	(595)	(746)	(289)

Share-based compensation expense
Stock options	427	931	1,542
DSUs	885	665	602
PSUs	3,961	1,763	338

	5,273	3,359	2,482

DSU settlement, net of required minimum tax withholding	—	(218)	—

Change in contributed surplus	6,287	(1,195)	3,996

17 - BUSINESS ACQUISITIONS

Business acquisitions consisted of the following:

	Date of acquisition	Proportion of voting equity interest acquired	Net consideration transferred
2016
Powerband Industries Private Limited	September 16, 2016	74%	$41,855

2015
RJM Manufacturing, Inc. (d/b/a TaraTape)	November 2, 2015	100%	$11,000
Better Packages, Inc.	April 7, 2015	100%	$15,234

Powerband Acquisition

On September 16, 2016, the Company purchased 74% of the issued and outstanding shares in Powerband (the “Powerband Acquisition”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family who founded Powerband in 1994. The Powerband Acquisition is intended to further extend the Company’s product offering and presence in the global packaging market.

TaraTape Acquisition

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares and warrants of RJM Manufacturing, Inc. (d/b/a TaraTape) (the “TaraTape Acquisition”), a manufacturer of filament and pressure sensitive tapes. The TaraTape Acquisition was to strengthen the Company’s market position.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity, and will continue to do so, in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities. See Note 4 for more information.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Better Packages Acquisition”), a supplier of water-activated tape dispensers. The Better Packages Acquisition was to further extend the Company’s product offering and global presence in the rapidly growing e-commerce market.

The net cash consideration paid on the closing date for the acquisitions described above is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Consideration paid in cash	41,856	11,000	15,768
Less: cash balances acquired	1	—	534

	41,855	11,000	15,234

For the acquisitions described above, the fair value of net identifiable assets acquired at the date of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Current assets
Cash	1	—	534
Trade receivables (1)	1,265	1,835	1,310
Inventories	1,797	3,183	2,489
Other current assets	436	185	100
Property, plant and equipment	9,650	5,100	632
Intangible assets
Customer list	16,213	2,095	7,343
Trademark	—	494	1,700
Non-compete agreement	7,822	—	198
Other intangibles	—	—	21
Other assets	—	304	22

	37,184	13,196	14,349
Current liabilities
Accounts payable and accrued liabilities	1,054	2,677	1,165
Installments on long-term debt	1,244	—	—
Long-term debt	107	—	—
Pension and other post-retirement benefits	57	—	—
Deferred tax liabilities	9,734	—	3,483
Provisions	—	918	10

	12,196	3,595	4,658

Fair value of net identifiable assets acquired	24,988	9,601	9,691

(1)	As of December 31, 2016 the Company has collected the fair value of the Powerband Acquisition trade receivables of $1,265 which is equal to the gross contractual amounts receivable. As of December 31, 2015 the Company has collected the fair value of the TaraTape trade receivables of $1,835 (gross contractual amount of $1,845) and the fair value of the Better Packages trade receivables of $1,310 (gross contractual amount of $1,324).

For the acquisitions described above, the fair value of goodwill at the date of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Cash consideration transferred	41,856	11,000	15,768
Plus: Remaining non-controlling interest	6,497	—	—
Less: fair value of net identifiable assets acquired	24,988	9,601	9,691

Goodwill	23,365	1,399	6,077

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects the goodwill recognized as a result of the TaraTape Acquisition to be deductible for income tax purposes. The Company does not expect any of the goodwill recognized as a result of the Better Packages Acquisition and Powerband Acquisition to be deductible for income tax purposes.

The acquisitions’ impact on the Company’s consolidated earnings for the year of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	September 16, 2016 through December 31, 2016	November 2, 2015 through December 31, 2015	April 7, 2015 through December 31, 2015
	$	$	$
Revenue	7,591	3,078	14,601
Net earnings	65	(161)	1,538

Had the acquisitions been effective as of January 1 of the year of acquisition the impact on the Company’s consolidated earnings would have been as follows:

	December 31,
	2016	2015	2015
	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Revenue	27,663	19,419	18,193
Net earnings (1)	444	(102)	1,598

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The acquisition-related costs of $1.3 million for the year ended December 31, 2016 and $0.9 million for the year ended December 31, 2015 are excluded from the consideration transferred and are included in the Company’s consolidated earnings in selling, general and administrative expenses in the year of acquisition.

There were customary representations, warranties and covenants and indemnification provisions as part of the acquisitions described above. As of December 31, 2016 there were no outstanding obligations or indemnifications related to these acquisitions.

Non-controlling interest

The Company includes one subsidiary, Powerband, with material non-controlling interests:

December 31, 2016
$
Balance at the beginning	—
Non-controlling interests arising from the Powerband Acquisition	6,497
Share of comprehensive income for the period	(90)

Balance at end of year	6,407

18 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS

The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.

Defined contribution plans

In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.6 million in 2016, $4.0 in million 2015 and $3.6 million in 2014.

Defined benefit plans

The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.

Effective September 30, 2011, the only other defined benefit plan sponsored by the Company, associated with the former Brantford, Ontario manufacturing facility was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants. The Company recognized settlement losses in 2014 of $1.6 million resulting from the difference between the defined benefit obligations remeasured at settlement dates and the cost to settle the obligations. The settlement losses were included in earnings in cost of sales.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.

Other long-term employee benefit plans

In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The deferred compensation plans assets and liabilities are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury, Corporate Controller and General Counsel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the funded or partially funded defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

A reconciliation of the defined benefit obligations and plan assets as of December 31 is presented in the table below:

	Pension Plans		Other plans
	2016	2015	2016	2015
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	76,172	81,223	3,365	3,662
Additions through business acquisitions	57	—	—	—
Current service cost	1,176	1,208	22	22
Interest cost	3,139	3,042	143	126
Benefits paid	(3,260)	(3,211)	(14)	(27)
Actuarial gains from demographic
assumptions	(1,131)	(1,332)	(21)	(30)
Actuarial losses (gains) from
financial assumptions	1,901	(2,652)	141	(31)
Experience losses (gains)	1,383	15	(835)	22
Foreign exchange rate adjustment	384	(2,121)	66	(379)

Balance, end of year	79,821	76,172	2,867	3,365

Fair value of plan assets
Balance, beginning of year	50,245	53,172	—	—
Interest income	1,965	1,955	—	—
Return on plan assets (excluding amounts included in net interest expense)	1,705	(1,458)	—	—
Contributions by the employer	1,357	1,930	—	—
Benefits paid	(3,260)	(3,211)	—	—
Administration expenses	(487)	(307)	—	—
Foreign exchange rate adjustment	331	(1,836)	—	—

Balance, end of year	51,856	50,245	—	—

Funded status – deficit	27,965	25,927	2,867	3,365

The defined benefit obligations and fair value of plan assets as of December 31 are broken down by geographical locations as follows:

	2016
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,584	14,104	82,688
Fair value of plan assets	(40,521)	(11,335)	(51,856)

Deficit in plans	28,063	2,769	30,832

	2015
	US	Canada	Total
	$	$	$
Defined benefit obligations	66,728	12,809	79,537
Fair value of plan assets	(40,338)	(9,907)	(50,245)

Deficit in plans	26,390	2,902	29,292

The defined benefit obligations for pension plans as of December 31 broken down by funding status are as follows:

	2016	2015
	$	$
Wholly unfunded	11,050	10,952
Wholly funded or partially funded	68,771	65,220

Total obligations	79,821	76,172

A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets as of December 31 is presented in the table below:

	December 31, 2016	December 31, 2015
	$	$
Pension Plans
Present value of the defined benefit obligation	79,821	76,172
Fair value of the plan assets	51,856	50,245

Deficit in plans	27,965	25,927

Liabilities recognized	27,965	25,927

Other plans
Present value of the defined benefit obligation and deficit in the plans	2,867	3,365

Liabilities recognized	2,867	3,365

Total plans
Total pension and other post-retirement benefits recognized in balance sheets	30,832	29,292

The composition of plan assets based on the fair value as of December 31 was as follows:

	December 31, 2016	December 31, 2015
	$	$
Asset category
Cash	1,230	860
Equity instruments	29,645	29,399
Fixed income instruments	19,180	16,900
Real estate investment trusts	1,801	3,053
Other	—	33

Total	51,856	50,245

As of December 31, 2016 and 2015, approximately 75% and 72% of equity and fixed income instruments were held in mutual funds or exchange traded funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The defined benefit expenses recognized in consolidated earnings during the years ended December 31 are presented in the table below:

	Pension Plans			Other plans
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Current service cost	1,176	1,208	1,126	22	22	16
Administration expenses	487	307	675	—	—	—
Net interest expense	1,174	1,087	1,031	143	126	136
Settlement loss	—	—	1,613	—	—	—

Net costs recognized in the statement of consolidated earnings	2,837	2,602	4,445	165	148	152

	Total Plans
	2016	2015	2014
	$	$	$
Current service cost	1,198	1,230	1,142
Administration expenses	487	307	675
Net interest expense	1,317	1,213	1,167
Settlement loss	—	—	1,613

Net costs recognized in the statement of consolidated earnings	3,002	2,750	4,597

The defined benefit liability remeasurement recognized in OCI during the years ended December 31 is presented in the table below:

	Pension Plans			Other plans
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	1,131	1,332	(3,726)	21	30	(87)
Actuarial (losses) gains from financial assumptions	(1,901)	2,652	(10,311)	(141)	31	(209)
Experience (losses) gains	(1,383)	(15)	1,277	835	(22)	(185)
Return on plan assets (excluding amounts included in net interest expense)	1,705	(1,458)	2,538	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	—	—	2,497	—	—	—

Total amounts recognized in OCI	(448)	2,511	(7,725)	715	39	(481)

The Company expects to contribute $4.0 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2017.

The weighted average duration of the defined benefit obligation as of December 31, 2016 is 13 years (14 years as of December 31, 2015) for US plans and 20 years for Canadian plans for both periods.

The significant weighted average assumptions which were used to measure its defined benefit obligations as of December 31 are as follows:

	US plans		Canadian plans
	2016	2015	2016	2015
Discount rate
Pension plans	3.88%	4.03%	4.00%	4.25%
Other plans	3.47%	3.28%	4.00%	4.25%
Mortality rate (in years)
Current pensioner - Male	20	21	22	22
Current pensioner - Female	22	23	24	24
Current member aged 45 - Male	21	22	23	23
Current member aged 45 - Female	24	24	25	25

These assumptions are developed by management with the assistance of independent actuaries. Discount rates are determined close to each year-end by reference to market yields of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Other assumptions are based on current actuarial benchmarks and management’s historical experience.

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	2016	2015
	$	$
Discount rate
Increase of 1%	(10,085)	(9,883)
Decrease of 1%	12,535	12,337
Mortality rate
Life expectancy increased by one year	2,672	2,546
Life expectancy decreased by one year	(2,688)	(2,494)

19 - SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about long-lived asset by country based on the location of the assets:

	2016	2015	2014
	$	$	$
Revenue
Canada	54,574	53,035	61,903
United States	670,619	671,187	670,997
Other	83,608	57,685	79,832

Total revenue	808,801	781,907	812,732

	December 31, 2016	December 31, 2015
	$	$
Property, plant and equipment
Canada	14,163	14,467
India	10,858	—
United States	192,805	172,756
Portugal	15,652	10,862

Total property, plant and equipment	233,478	198,085

Goodwill
India	23,365	—
United States	7,476	7,476

Total goodwill	30,841	7,476

Intangible assets
India	22,965	—
United States	11,059	12,518
Other	26	50

Total intangible assets	34,050	12,568

Other assets
United States	3,281	3,082
Other	99	96

Total other assets	3,380	3,178

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2016	2015	2014
	$	$	$
Revenue
Tape	538,525	529,524	524,979
Film	154,145	128,361	158,398
Woven coated fabrics	106,720	117,881	121,431
Other	9,411	6,141	7,924

	808,801	781,907	812,732

20 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are all members of the Board of Directors and five members of senior management in 2016, 2015 and 2014. Key personnel remuneration includes the following expenses:

	2016	2015	2014
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,842	3,378	3,359
Post-employment benefits	305	311	300
Share-based compensation expense	5,195	2,121	4,806
Termination benefits (1)	—	(405)	405

Total remuneration	10,342	5,405	8,870

(1)	Refer to Note 14 for more information regarding termination benefits.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed CFO’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

21 - COMMITMENTS

Commitments Under Operating Leases

For the year ended December 31, 2016, the expense in respect of operating leases was $5.9 million ($5.9 million in 2015 and $5.2 million in 2014). As of December 31, 2016, the Company had commitments aggregating to approximately $13.3 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $4.0 million in 2017, $3.4 million in 2018, $1.9 million in 2019, $1.2 million in 2020, $0.8 million in 2021 and $2.0 million thereafter.

Commitments Under Service Contracts

The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $11.7 million as of December 31, 2016, and would decline monthly based on actual service billings to date.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2017 through 2021 and $4.4 million as the total billings expected over the remainder of the contract up to 2023.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.8 million as of December 31, 2016. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2020 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Commitments to Suppliers

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2016, the Company had on hand $8.7 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through October 2017 totalling approximately $10.8 million as of December 31, 2016. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

22 - FINANCIAL INSTRUMENTS

Classification and Fair Value of Financial Instruments

As of December 31, 2016 and 2015, the classification of financial instruments, as well as their carrying amounts are as follows:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value)
	$	$	$
December 31, 2016
Financial assets
Cash	20,956	—	—
Trade receivables	90,122	—	—
Supplier rebates and other receivables	2,154	—	—

Total	113,232	—	—

Financial liabilities
Accounts payable and accrued liabilities (1)	78,248	—	—
Borrowings (2)	165,560	—	—
Non-controlling interest put options	—	10,020	—
Interest rate swap agreements	—	—	219

Total	243,808	10,020	219

December 31, 2015

Financial assets
Cash	17,615	—	—
Trade receivables	78,517	—	—
Supplier rebates and other receivables	1,135	—	—

Total	97,267	—	—

Financial liabilities
Accounts payable and accrued liabilities (1)	64,484	—	—
Borrowings (2)	132,865	—	—
Interest rate swap agreements	—	—	438

Total	197,349	—	438

(1)	Excludes employee benefits
(2)	Excludes finance lease liabilities

The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

The methods used to measure financial assets and liabilities at fair value are described below.

Hierarchy of financial instruments

The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2016 or 2015.

As of December 31, 2016 and 2015, long-term borrowings and interest rate swaps are categorized as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.

As of December 31, 2016, the Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believes to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement.

The reconciliation of the carrying amount of financial instruments classified within Level 3 is as follows:

December 31, 2016
$
Balance at the beginning of the year	—
Non-controlling interest put options resulting from the Powerband Acquisition	10,181
Net foreign exchange differences	(161)

Balance at end of the year	10,020

In addition to the put options described above, the Company has entered into various other option agreements with the non-controlling interest shareholders for the transfer of Powerband shares under certain limited circumstances. Under the terms of a shareholders’ agreement and upon the occurrence of certain triggering events such as counterparty default, a shareholder deadlock or business exit, each party has the option to buy the counterparty’s shares at the same variable price as the written put options, with the Company having the first right of refusal. In the event of default by the Company, the non-controlling interest shareholders also have the option to sell their shares to the Company at the same variable price. These options are not separately accounted for within the balance sheet as they are determined to have zero fair market value to the Company.

Refer to Note 17 for more information regarding business acquisitions. Refer to Note 15 for more information regarding the valuation of the associated financial liabilities.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2016	2015	2014
	$	$	$
Interest expense calculated using the effective interest rate method Borrowings	4,542	3,380	5,756

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs—other expense, net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs—other expense, net. As of December 31, 2016 and 2015 everything else being equal, a 10% strengthening of other currencies against the US dollar, would result as follows:

	2016			2015
	Canadian dollar	Euro	Indian Rupee	Canadian dollar	Euro	Indian Rupee
	USD$	USD$	USD$	USD$	USD$	USD$
Increase (decrease) to finance costs - other expense, net from financial assets and financial liabilities	614	(13)	(156)	(258)	52	—

Interest Rate Risk

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of floating rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows.

To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivatives used for calculating hedge effectiveness was a $0.2 million decrease and $0.4 million increase as of December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, the impact on the Company’s finance costs—interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.6 million and $0.3 million, respectively.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

As of December 31, 2016 and 2015, there were two customers with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2016 and 2015. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2016	December 31, 2015
	$	$
Current	83,194	74,371
Past due accounts not impaired
1 – 30 days past due	5,636	3,321
31 – 60 days past due	947	709
61 – 90 days past due	146	52
Over 90 days past due	199	64

	6,928	4,146
Allowance for doubtful accounts	254	128

Gross accounts receivable	90,376	78,645

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2016	2015
	$	$
Balance, beginning of year	128	396
Additions	124	286
Recoveries	12	428
Write-offs	(10)	(980)
Foreign exchange	—	(2)

Balance, end of year	254	128

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, excluding finance lease liabilities, and accounts payable and accrued liabilities and non-controlling interest put option. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities and finance lease liabilities is as follows as of December 31:

	Non-controlling interest put options	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
2016

Current maturity	—	1,917	6,078	78,248	86,243
2018	—	264	4,788	—	5,052
2019	5,010	161,734	986	—	167,730
2020	—	829	424	—	1,253
2021	5,010	831	364	—	6,205
2022 and thereafter	—	1,564	2,639	—	4,203

	10,020	167,139	15,279	78,248	270,686

		Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
		$	$	$	$
2015

Current maturity		—	6,258	64,484	70,742
2017		58	6,054	—	6,112
2018		100	4,796	—	4,896
2019		133,560	986	—	134,546
2020		200	424	—	624
2021 and thereafter		700	3,037	—	3,737

		134,618	21,555	64,484	220,657

(1)	Excludes employee benefits

The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $158.2 million as of December 31, 2016, and $182.3 million as of December 31, 2015.

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2016, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $40.0 million (an increase in cost of sales of $39.8 million in 2015). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows as of December 31:

	2016	2015
	$	$
Cash	20,956	17,615
Borrowings	179,825	152,836
Total equity	242,943	216,728

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

23 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on the amendment date and at each reporting period end date, and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A.

On March 8, 2017, the Company declared a cash dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017. The estimated amount of this dividend payment is $8.3 million based on 59,060,335 shares of the Company’s common shares issued and outstanding as of March 8, 2017.